UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15F

CERTIFICATION OFA FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OFTHE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OFTHE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13330

PT INDOSAT TBK.

 (Exact name of registrant as specified in its charter)

Indosat Building
Jalan Medan Merdeka Barat No. 21
Jakarta 10110—Indonesia
(62-21) 30442615

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share

 (Title of each class of securities covered by this Form)

Rule 12h-6(a) ⌧ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.

 Exchange Act Reporting History

A.

PT Indosat Tbk. (“Indosat”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on October 18, 1994 when Indosat’s American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share (“ADRs”) were listed on the New York Stock Exchange.  On May 6, 2013, Indosat filed a Form 25 with the Securities and Exchange Commission in connection with its delisting of its ADRs from the New York Stock Exchange.

B.

Indosat has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this form.  Indosat has filed at least one annual report under section 13(a).

Item 2.

Recent United States Market Activity

Indosat’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 required to be disclosed under this Item on October 14, 1994 pursuant to a Registration Statement on Form F-1.

Item 3.

Foreign Listing and Primary Trading Market

A.

Indosat has maintained a listing of its common shares (which were represented by the ADRs) on the Indonesian Stock Exchange, or IDX, which is located in the Republic of Indonesia.  The IDX constitutes the primary trading market for Indosat’s common shares.

B.

Indosat’s common shares were listed on the IDX in 1994.  Indosat has maintained a listing of its common shares since that date, which is more than 12 months preceding the filing of this Form 15F.

C.

During the 12-month period beginning June 14, 2013 and ending June 13, 2014, trading of Indosat’s common shares in Indonesia constituted 98.0% of the trading in Indosat’s common shares.

Item 4.

Comparative Trading Volume Data

A.

Indosat is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning June 14, 2013 and ending June 13, 2014 to meet the requirements of that rule provision.

B.

During this 12-month period, the average daily trading volume (“ADTV”) of Indosat’s common shares and the ADRs (when expressed in terms of the underlying shares) was 63,467 shares in the United States and 2,772,178 shares on a worldwide basis.

C.

During this 12-month period, the average daily trading volume (“ADTV”) of Indosat’s common shares and the ADRs (when expressed in terms of the underlying shares) in the United States was 2.29% of the ADTV for Indosat’s common shares on a worldwide basis.

D.

Indosat delisted its ADRs from the New York Stock Exchange on May 15, 2013. As of the date of delisting, the ADTV of Indosat’s common shares and the ADRs (when expressed in terms of the underlying shares) in the United States was 6.67% of the ADTV for Indosat’s common shares on a worldwide basis for the preceding 12-month period.   More than 12 months have passed since the date of such delisting.

E.

Indosat terminated its ADR facility on July 24, 2013. As of the date of termination, the ADTV of Indosat’s common shares and the ADRs (when expressed in terms of the underlying shares) in the United States was 6.30% of the ADTV for Indosat’s common shares on a worldwide basis for the preceding 12-month period.   More than 12 months have passed since the date of such termination.

F.

The source of the trading volume information used for determining whether Indosat meets the requirements of Rule 12h-6 is Bloomberg.

Item 5.

Alternative Record Holder Information

Not Applicable.

Item 6.

Debt Securities

Not Applicable.

Item 7.

Notice Requirement

A.

As required by Rule 12h-6(h), Indosat published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on April 22, 2013.

B.

The notice was released on the IDX and disseminated via IDXnet.  A copy of the notice was submitted to the Securities and Exchange Commission under a cover of a Form 6-K on April 22, 2013 and was also posted to Indosat’s website.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

Indosat’s website is www.indosat.com.

PART III

Item 10.

Exhibits

None.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(2)

it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, PT Indosat Tbk has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, PT Indosat Tbk certifies that, as represented on this Form 15F, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

PT INDOSAT TBK
(Registrant)

By:	/s/ Alexander Rusli
Name:	Alexander Rusli
Title:	President Director & Chief Executive Officer

By:	/s/ Stefan Carlsson
Name:	Stefan Carlsson
Title:	Director & Chief Financial Officer

Date: July 25, 2014